Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports first quarter results, Cigar Lake restart and the continued execution of strategy to support global clean-air transition

Saskatoon, Saskatchewan, Canada, May 7, 2021 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2021 in accordance with International Financial Reporting Standards (IFRS).

“Our first quarter results were as expected,” said Tim Gitzel, Cameco’s president and CEO. “With the continued execution of our strategy and the unplanned disruptions due to the COVID-19 pandemic, we are not at the regular tier-one run rate of our business. However, despite the near-term costs of our strategy and associated with the precautionary production suspension at Cigar Lake, we ended the quarter with over a billion dollars in cash. And, we were successful in adding 9 million pounds U3O8 to our long-term contract portfolio.

“Additionally, we were pleased to announce in February that the Supreme Court of Canada dismissed Canada Revenue Agency’s request for leave to appeal in our tax dispute. This fully and finally resolves the tax years 2003, 2005 and 2006. We have followed the law and believe the CRA should return our $785 million in cash and letters of credit held as security.

“In April, we announced the restart of Cigar Lake as we have greater certainty that the mine will be able to operate safely and sustainably. Health and safety is always our top priority and we will continue to monitor the COVID-19 pandemic and the situation in the province.

“Globally, we see demand for both traditional and non-traditional uses of nuclear power growing as the increasing focus on electrification while phasing out carbon intensive sources of energy continues to take hold. In Europe, we have seen nuclear move another step closer to being included in the EU sustainable finance taxonomy following a rigorous scientific assessment that concluded there are no scientific arguments supporting its exclusion. In addition, at the recent global leaders’ summit on climate, aggressive plans to reduce carbon emissions and achieve net-zero carbon goals were discussed, with the US announcing a goal to cut up to 52% of its greenhouse gas emissions by 2030 leveraging existing and advanced nuclear reactor technology in its clean energy initiatives.

“We are excited about the future of nuclear power generation, about the fundamentals of uranium supply and demand and about the prospects for our company. We remain committed to our tier-one strategy and to our vision. Our vision to energize a clean-air world recognizes that we have an important role to play in enabling the vast reductions in greenhouse gas emissions required to accomplish the targets being set by countries and companies around the world to achieve a resilient, net-zero carbon economy.

“And, as we seek to achieve our vision, we are committed to doing so in a manner that reflects our values. Sustainability is at the heart of what we do. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term. In these uncertain times, perhaps more than ever, it will be critical that we continue to work together to build on the strong foundation we have already established.”

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Net loss of $5 million; adjusted net loss of $29 million: Results are driven by normal quarterly variations in contract deliveries and our continued execution on all strategic fronts. This quarter was also impacted by additional care and maintenance costs of $33 million resulting from the proactive suspension of production at the Cigar Lake mine for about four months starting in December 2020 in response to the COVID-19 pandemic. While production was suspended we kept and continued to pay all our employees. These costs were partially offset by the receipt of $12 million from the Canadian Employment Wage Subsidy. Adjusted net earnings is a non-IFRS measure, see page 3.

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Cigar Lake restart: We safely restarted Cigar Lake in April, with the first shipment of ore sent to the McClean Lake mill at the end of April. The further COVID-related precautions we implemented, the licensed COVID-19 testing facility at the mine site and the ongoing provincial vaccine rollout program provided us with greater certainty around our ability to operate safely and sustainably. We will closely monitor the COVID-19 case counts and the ongoing success of the vaccine rollout and will continue to have regular dialogue with public health authorities and northern Saskatchewan leaders. We will not be in a position to provide additional outlook for 2021 until we know the rate at which we will be able to sustainably operate the Cigar Lake mine.

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Contracting continues: In April, we finalized and executed an additional 9 million pounds U3O8 in long-term sales contracts which had been under negotiation. And our pipeline remains large. Contracting is not tied to a year-end or quarter-end and we expect to update our contracting success as contracts are executed.

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Strong balance sheet: As of March 31, 2021, we had $1 billion in cash and short-term investments and $1 billion in long-term debt. In addition, we have a $1 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2021, therefore, we do not anticipate drawing on our credit facility this year.

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Supreme Court of Canada dismisses Canada Revenue Agency leave request: On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in our favour. Additionally, we received $10.3 million from CRA on April 20, 2021 which includes payment of the legal fees awarded by the Tax Court of Canada as well as the cost awards related to the Court of Appeal and Supreme Court decisions. Timing of any further payments remains uncertain.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2021	2020
Revenue	290	346
Gross profit (loss)	(40)	35
Net losses attributable to equity holders	(5)	(19)
$ per common share (basic)	(0.01)	(0.05)
$ per common share (diluted)	(0.01)	(0.05)
Adjusted net earnings (losses) (non-IFRS, see page 3)	(29)	29
$ per common share (adjusted and diluted)	(0.07)	0.07
Cash provided by operations (after working capital changes)	45	182

The financial information presented for the three months ended March 31, 2020 and March 31, 2021 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the first quarter of 2021, compared to the same period in 2020.

		THREE MONTHS
	CHANGES IN EARNINGS	ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings (losses) – 2020	(19)	29

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Lower sales volume	(1)	(1)
	Higher realized prices ($US)	6	6
	Foreign exchange impact on realized prices	(8)	(8)
	Higher costs	(67)	(67)

	Change – uranium	(70)	(70)

Fuel services	Lower sales volume	(4)	(4)
	Higher realized prices ($Cdn)	4	4
	Higher costs	(2)	(2)

	Change – fuel services	(2)	(2)

	Other changes
	Lower administration expenditures	23	23
	Lower exploration expenditures	3	3
	Change in reclamation provisions	16	—
	Higher earnings from equity-accounted investee	7	7
	Change in gains or losses on derivatives	74	(5)
	Change in foreign exchange gains or losses	(50)	(50)
	Canadian Emergency Wage Subsidy in 2021	12	12
	Change in income tax recovery or expense	9	32
	Other	(8)	(8)

	Net losses – 2021	(5)	(29)

Adjusted net earnings (non-IFRS measure)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the first quarter and compares it to the same period in 2020.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2021	2020
Net losses attributable to equity holders	(5)	(19)

Adjustments
Adjustments on derivatives	(9)	70
Reclamation provision adjustments	(22)	(6)
Income taxes on adjustments	7	(16)

Adjusted net earnings (losses)	(29)	29

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 7 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2021	2020	CHANGE
Uranium	Production volume (million lbs)			—	2.1	(100)%
	Sales volume (million lbs)			5.0	6.0	(17)%
	Average realized price	($US/lb	)	32.25	31.39	3%
		($Cdn/lb	)	41.05	41.44	(1)%
	Revenue ($ millions)			205	248	(17)%
	Gross profit ($ millions)			(65)	5	>(100%)
Fuel services	Production volume (million kgU)			4.0	3.7	8%
	Sales volume (million kgU)			2.6	3.1	(16)%
	Average realized price	($Cdn/kgU	)	31.91	29.91	7%
	Revenue ($ millions)			84	94	(11)%
	Gross profit ($ millions)			27	30	(10)%

Management’s discussion and analysis and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2021, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2020, annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material property Cigar Lake was approved by the following individual who is a qualified person for the purposes of NI 43-101:

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our belief that the CRA should return our $785 million in cash and letters of credit held as security; our views about the future growth in demand for traditional and non-traditional uses of nuclear power and the factors causing the anticipated growth, and our role in the reduction of greenhouse gas emissions; our views about the future of nuclear power generation, uranium supply and demand, our long-term contracting portfolio, our prospects, strategy and vision, and not drawing upon our credit facility this year; our views regarding the ability of Cigar Lake to operate safely and sustainably; our intention to continue to monitor the COVID-19 pandemic; COVID-19 case counts and the success of the vaccine roll out, and to continue to have regular dialogue with public health authorities and northern Saskatchewan leaders; the factors impacting our ability to provide additional outlook for 2021; our intention to address environmental, social and governance risk and opportunities that we believe will make our business sustainable over the long term; and the expected date for future announcement of financial results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that CRA will not return all or substantially all of the cash and security that has been paid or otherwise secured by us in a timely manner, or at all; we may not be able to monitor developments in the COVID-19 case counts, the success of the vaccine rollout or other risks associated with the pandemic due to the lack of available information, or other reasons; our ability to provide additional outlook for 2021 may be delayed by other factors; that we may be unable to successfully manage the uncertain environment resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruption to our operations, workforce, required supplies or services, and ability to produce, transport and deliver uranium; that our Cigar Lake production plans do not succeed for any reason; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk of incurring higher care and maintenance costs than expected; a major accident at a nuclear power plant; changes in government regulations or policies; the risk of litigation or arbitration claims or appeals against us that have an adverse outcome; the risk our estimates and forecasts prove to be incorrect; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: our ability to successfully manage the current uncertain environment resulting from the COVID-19 pandemic and its related operational, safety, marketing and financial risks successfully; uranium demand, supply, consumption, long-term contracting, prices, our prospects, and growth in the demand for and global public acceptance of nuclear energy; societal objectives for electrification and decarbonization; the continuing pursuit of carbon reduction strategies by governments and companies and the role of nuclear power in the pursuit of those strategies; our production, purchases, sales, deliveries and costs; our ability to provide additional outlook for 2021; that we will recover all or substantially all of the amounts paid or secured in respect of the CRA dispute to date; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies; the absence of new and adverse government regulations, policies or decisions; and our ability to announce future financial results when expected.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Friday, May 7, 2021, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, June 7, 2021, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 6373)

2021 second quarter report release date

We expect to announce our 2021 second quarter consolidated financial and operating results before markets open on July 28, 2021.

Announcement dates are subject to change.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com